Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
VSM Holdings Limited	British Virgin Islands
VS MEDIA PTE. LTD.	Singapore
VS Media Co Limited	British Virgin Islands
VS MEDIA LIMITED	Taiwan
VS Communication Limited	Hong Kong
VS Media Limited	Hong Kong
MLink Limited	Macau
S.T. Meng Pte. Ltd.	Singapore